3651 Lindell Road
Las Vegas, NV  89120

April 28, 2011

United States Securities and Exchange Commission
Washington, DC  20549

Re:           Patriot Gold Corporation
Form 10-K for Fiscal Year Ended May 31, 2010
Filed August 30, 2010
File No. 000-32919

Dear Mr. Horowitz:

We have reviewed your comments to our Form 10-K for the fiscal year ended May 31, 2010.  We thank you for your review to assist and enhance the overall disclosure in our Exchange Act Filings.  We supplementally respond to your comments as follows:

Note 1 – Current State of Exploration page 32

1.
We note your reference to a drill indicated resource in this section of your filing.  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC comments.  Please remove all resource disclosure from your filing.

Response:	In accordance to Industry Guide 7, we will revise this section in our next filing to as follows:

The Moss Property has undergone an evaluation for potential mineral reserves. The evaluation was detailed in a report by Paul D. Noland, a registered professional geologist.  The report concluded that the Moss Property hosts a drill-indicated gold/silver estimate, and requires systematic in-fill and down-dip drilling to be placed into a final reserve category. No economic or mining feasibility parameters were applied.  The estimates are further defined in under the section “Geologic Exploration Program”.  The property that is the subject to our mineral claims contains several shafts.  At least one shaft is reported to be 230 feet deep with a single level at 225 feet deep trending along the strike of the vein.  Several adits of variable length were driven to intersect the vein along its strike.  A reported past production of $240,000 at a $20 gold price occurred from a high-grade zone within the Moss property.

Numerous drill holes from past drilling endeavors combined with sampling of underground workings within the patented mining claims have culminated in a pre-feasibility study based on drill results from pre-1992 exploration.  The Company is contemplating further updating the historic pre-feasibility report with additions from the recent evaluation report and ongoing metallurgical testing to determine the existence of mineral reserves.

There is no mining plant or equipment located on the property that is the subject of the mineral claims.  Currently, there is no power supply to the mineral claims. Our planned exploration program is exploratory in nature and no mineral reserves may ever be found.

2.
We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources.  If you continue to make references on your website or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

Response:                      The disclaimer has been added to the website.
http://www.patriotgoldcorp.com/page.php?id=1

Closing Comments

Patriot Gold Corporation hereby acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Patriot Gold Corporation

By: /s/ Robert Coale
       Robert Coale
        President, CEO, COO, Secretary, Treasurer and Director